Exhibit 99.1

Neptune Announces Sherbrooke Phase II Expansion is Now Operational and Running Product for Customers

Recent approvals by customers to begin processing has the Company's Phase II expansion fully operational at room temperature

LAVAL, QC, April 8, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today that its phase II expansion at its Sherbrooke, Quebec facility is operational and has been approved to run product for customers bringing our capacity to 200,000 kg.

"Our first production runs for customers mark a key milestone for Neptune in our differentiated and competitive approach to servicing the Canadian cannabis industry," said David Mayers, Chief Operating Officer of Neptune. "This technological advancement is an important step towards industry-leading low-cost manufacturing of high quality cannabis extracts, allowing Neptune to deliver significant value and efficiencies to our customers."

"This development further strengthens our B2B extraction business and solidifies our competitive advantage in the market. Phase II is the key for our Canadian LP customers to be able to lower costs, provide value to consumers and create a competitive advantage, all while allowing Neptune to compete effectively with superior pricing, quality and healthy margins," said Michael Cammarata, Chief Executive Officer of Neptune.  "We are also testing our cold ethanol technology and making significant progress towards further advancements in our processing technology, which will further enable sustainable, low-cost, high quality production for our Canadian cannabis customers."

The Company anticipates that its cold ethanol technology, combined with the high level of automation at Neptune's Sherbrooke facility, will increase production speed up to 5x compared to its CO2 technology, while using 2x less energy.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 08-APR-20